Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-143349
August 21, 2007

Dear Option Holder,

You are receiving this letter because you held stock options to purchase shares of common stock of Clear Channel Communications (“CCU”) as of 5:00 p.m. Eastern Daylight Time, on August 20, 2007, the record date for the special meeting of our shareholders (the “Special Meeting”) to vote on the proposed merger of CCU with BT Triple Crown Merger Co., Inc. (“Merger Sub”), a wholly-owned subsidiary of CC Media Holdings, Inc. (formerly known as BT Triple Crown Capital Holdings III, Inc.) (“Holdings”). The Special Meeting is scheduled to occur on September 25, 2007.

You may elect to receive cash or shares of Class A Common Stock of Holdings for your stock options if the exercise price of your stock options is less than $39.20 per share. However, except with respect to options granted under the Jacor Communications, Inc. 1997 Long-Term Incentive Plan (“Jacor Plan”), The Marquee Group, Inc. 1996 Stock Option Plan (“Marquee Plan”) and nonqualified options granted before July 27, 2000 under the CCU 1998 Stock Incentive Plan, each stock option that you hold that has an exercise price that is equal to or greater than $39.20 will be automatically cancelled upon the occurrence of the merger and you will not receive any payment with respect to such option. This means that, except as described herein and assuming the merger is consummated on or before January 1, 2008, any stock option with an exercise price of $39.20 or greater will have no value and will be automatically cancelled. If you hold options granted under the Jacor Plan or the Marquee Plan, or nonqualified options granted before July 27, 2000 under the CCU 1998 Stock Incentive Plan, the terms of these options do not provide for a cash out upon a change in control — you should refer to the separate letter enclosed herewith that sets out the additional provisions that will apply to such options.

•	TO RECEIVE CASH FOR ALL OF YOUR STOCK OPTIONS YOU DO NOT NEED TO MAKE AN ELECTION. IF YOU DO NOT MAKE AN ELECTION WITH RESPECT TO YOUR STOCK OPTIONS, YOU WILL RECEIVE A CASH PAYMENT FOR YOUR STOCK OPTIONS THAT ARE OUTSTANDING AND UNEXERCISED AS OF THE EFFECTIVE DATE OF THE MERGER (WHICH PAYMENT, DEPENDING ON THE EXERCISE PRICE OF YOUR STOCK OPTIONS, MAY BE $0.00). PLEASE REVIEW THE ACCOMPANYING FAQ FOR INFORMATION ON HOW THE CASH PAYMENT WILL BE DETERMINED.

•	TO RECEIVE SHARES OF CLASS A COMMON STOCK OF HOLDINGS FOR SOME OR ALL OF YOUR STOCK OPTIONS, YOU MUST SUBMIT A FORM OF ELECTION SPECIFYING (A) THE NUMBER OF SHARES SUBJECT TO STOCK OPTIONS THAT YOU COMMIT TO CASHLESSLY EXERCISE IMMEDIATELY PRIOR TO THE MERGER, (B) THE NUMBER OF SHARES UNDERLYING SUCH STOCK OPTIONS THAT YOU DESIRE TO CONVERT INTO CASH, IF ANY, AND (C) THE NUMBER OF SHARES UNDERLYING STOCK OPTIONS THAT YOU DESIRE TO CONVERT INTO SHARES OF CLASS A COMMON STOCK OF HOLDINGS, IF ANY*, AND A LETTER OF TRANSMITTAL.* PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF ELECTION (OPTIONS) AND LETTER OF TRANSMITTAL AND RETURN THEM TO US NO LATER THAN 5:00 PM, NEW YORK CITY TIME, ON SEPTEMBER 24, 2007, THE DATE IMMEDIATELY PRECEDING THE DATE OF THE SPECIAL MEETING.

You may also exercise your outstanding and vested stock options at any time prior to the merger in accordance with our standard stock option exercise procedures. However, if you exercise your vested stock options after

*	The number of shares underlying your stock options is a gross number, while the per share merger consideration will be paid based on a net number of shares calculated as follows: the number of shares of CCU common stock issuable upon exercise of your options, less the number of shares having a value (based on the cash consideration of $39.20, as adjusted if the merger is consumated after January 1, 2008) equal to the exercise price payable on such issuance plus any required tax withholding.

5:00 p.m., New York City time, on September 24, 2007, you may not to elect to receive shares of Holdings Class A common stock in the merger for the shares you acquire upon exercise of such options. Instead, you will receive cash for such shares.

We have included with this letter the following materials:

•	a Frequently Asked Questions, which we refer to as the FAQ, to explain your choices and the decisions you need to make (we encourage you to read the FAQ carefully and in its entirety as it contains important information regarding your election);

•	if applicable, a letter to option holders under the Jacor Plan, the Marquee Plan and, with respect to nonqualified options granted before July 27, 2000 only, the CCU 1998 Stock Incentive Plan;

•	a Form of Election (Options)/Letter of Transmittal (Options), and return envelope, that must be completed and returned to us in order to receive your merger consideration (in shares of Class A common stock of Holdings or a mix of cash and shares of Class A common stock of Holdings, as applicable); and

•	a copy of our proxy statement/prospectus which provides information about the merger.

In addition, a summary of your stock option holdings, including the number of stock options you hold, whether your stock options are vested or unvested, and the exercise price of your stock options is available at http://www.ubs.com/onesource/ccu.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, YOU ARE URGED TO READ OUR PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AT THE SEC’S WEBSITE AT HTPP://WWW.SEC.GOV. IN ADDITION, IF YOU WISH TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, YOU SHOULD SUBMIT THIS REQUEST TO CCU’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.

If you have any questions regarding the enclosed documents, please contact Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

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